Third quarter 2022
Financial statements and review

Equinor third quarter 2022

Equinor delivered adjusted earnings* of USD 24.3 billion and USD 6.72 billion after tax in the third quarter of 2022. Net operating income was USD 26.1 billion and the net income was reported at USD 9.37 billion.

Strategic and industrial developments:
- The Brazilian oil field Peregrino was brought back in production and Peregrino phase 2 on stream
- Low carbon value chains continue to develop with first commercial agreement on CO_2 storage for the Northern Lights JV
- Project portfolio in execution is maintaining stable cost level

Operational performance:
- Continued high production, gas to Europe up 11%
- Strong results from marketing and trading gas and power

Financial performance:
- Continuing to generate strong earnings mainly from increased gas prices
- Strong free cash flow year to date of USD 21.7 billion
- Additional payment of tax of around USD 10 billion and a net debt to capital employed ratio adjusted* of negative 19.1%
- Cash dividend of USD 0.20 and increased extraordinary cash dividend to USD 0.70 per share for third quarter of 2022 and a fourth share buy-back tranche of USD 1.83 billion

Anders Opedal, president and CEO of Equinor ASA:
"Norway's and Equinor's role as a reliable energy provider is more important than ever. I am proud of all our people going to great lengths to keep the energy production high and secure. Working together with our partners and the authorities, we have taken extra measures to increase security in this situation.

The Russian war in Ukraine has changed the energy markets, reduced energy availability and increased prices. Equinor continues to provide stable flow and high production, with record-levels of gas from the Norwegian continental shelf.

High production combined with continued high price levels resulted in very strong financial results with adjusted earnings of more than 24 billion dollars before tax. The earnings enable us to continue investing in the energy transition, while building resilience in uncertain times. It also increased our tax contributions, in total around 17 billion dollars in tax payments in the quarter".

	Quarter		Change	Financial information	First nine months		
Q3 2022	Q2 2022	Q3 2021	Q3 on Q3	(unaudited, in USD million)	2022	2021	Change
26,103	17,733	9,567	>100%	**Net operating income/(loss)**	**62,228**	20,085	>100%
24,301	17,590	9,771	>100%	Adjusted earnings*	**59,881**	18,497	>100%
9,371	6,762	1,409	>100%	**Net income/(loss)**	**20,847**	5,206	>100%
6,715	5,000	2,777	>100%	Adjusted earnings after tax*	**16,895**	5,644	>100%
6,578	8,520	8,039	(18%)	**Cash flows provided by operating activities**	**30,869**	20,665	49%
2,402	6,628	6,725	(64%)	Free cash flow*	**21,719**	16,406	32%

	Quarter		Change		First nine months		
Q3 2022	Q2 2022	Q3 2021	Q3 on Q3	Operational data	2022	2021	Change
92.9	106.9	69.2	34%	Group average liquids price (USD/bbl) [1]	99.0	63.2	56%
2,021	1,984	1,996	1%	Total equity liquids and gas production (mboe per day) [4]	2,037	2,053	(1%)
294	325	304	(3%)	Renewables power generation (GWh) Equinor share	1,131	1,036	9%

	Q3 | First nine months 2022	Full year 2021
Health, safety and the environment		
Serious incident frequency (SIF) Twelve-month average as at Q3 2022	0.4	0.4
Upstream CO_2 intensity (kg CO_2/boe) as at first nine months 2022	6.9	7.0

	30 September 2022	31 December 2021	%-point change
Net debt to capital employed adjusted*			
Net debt to capital employed adjusted*	(19.1%)	(0.8%)	(18.2)

	Q3 2022	Q2 2022	Q3 2021
Dividend (USD per share)			
Announced dividend per share	0.20	0.20	0.18
Extraordinary dividend per share	0.70	0.50	

In the first nine months of 2022 Equinor settled shares in the market under the share buy-back programmes of USD 1.38 billion and USD 1.36 billion for the Norwegian government's share of the 2021 programme and the first tranche of the 2022 programme.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

High production impacted by seasonal turnarounds contributed to energy security
Solid operational performance and projects on stream resulted in high production despite a larger scope of turnarounds than for the same quarter previous year.

In third quarter last year, Equinor had already started measures to increase deliveries of gas to Europe. Despite this, E&P Norway still increased gas production by 11% compared to the same quarter last year, supported by the ramp up of the LNG production at Hammerfest LNG.

In Brazil, the Peregrino field came back in production and ramped up successfully, while the Peregrino phase 2 came on stream in October, taking total plateau production level to 110 000 barrels per day.

Production in the E&P USA was at the same level as the third quarter last year, with a higher share of the production from the offshore assets.

Total power production for the quarter ended at 491 GWh. Of this, 294 GWh is produced from renewable energy assets, down 3% from the same quarter last year mainly due to lower wind and higher maintenance activity. 197 GWh of the production was gas-to-power production from Triton Power in UK.

In the third quarter Equinor completed 7 exploration wells offshore and 2 wells were ongoing at quarter end.

Progressing on strategy for the energy transition
Equinor is progressing to grow the Norwegian Continental Shelf (NCS) as a hub for commercial CO_2 storage, with Northern Lights JV signing the first commercial customer and being on track for start-up in 2024. Equinor has entered partnerships to develop solutions for large-scale commercial CO_2 storage with pipes from Europe to the NCS.

In the UK, Equinor has applied to extend the operated Sheringham Shoal and Dudgeon windfarms with additional 719 MW. Equinor has also sanctioned the Blandford Road battery storage project, which will be the first commercial battery storage asset for the company and have a 25 MW/50 MWh capacity.

Equinor is executing 20 projects with overall good progress. There is limited impact from the rise in inflation and cost on the sanctioned portfolio, however some projects are impacted by global supply chain bottlenecks. On the NCS, the floating wind farm Hywind Tampen is currently being connected and will be completed in 2023. Johan Sverdrup phase 2 and Njord future are on track to come on stream in the fourth quarter of 2022. In the UK, the wind farm Dogger Bank is expected to bring its first phase into operation in 2023.

Strong financial results from high prices
Energy prices remained high in the quarter, and significantly higher than for the third quarter last year. Equinor realised a European gas price which was 60% up from already high levels last quarter, while the realised liquids prices were 13% lower.

Adjusted earnings* for the quarter were USD 24.3 billion, up from USD 9.77 billion in the same quarter last year. Adjusted earnings after tax* were USD 6.72 billion, up from USD 2.78 billion in the same period last year. The operational and administrative costs increased due to higher electricity prices, CO_2-costs, inflationary pressure, and higher field cost, partially offset by significant currency effects when presenting in US dollar.

Equinor delivered strong results from sales and trading, particularly from gas and power, selling to the markets with the highest demand. This is reflected in the results of the MMP segment.

Equinor reported net operating income of USD 26.1 billion in the quarter, up from USD 9.57 billion in the same period in 2021. Net income was USD 9.37 billion in the quarter, up from USD 1.41 billion in the third quarter of 2021. This is including net impairment reversals of USD 1.09 billion, mainly related to increased expected refinery margins.

Continued strong cash flow and increased tax payments
Cash flow provided by operating activities before taxes and changes in working capital amounted to USD 24.5 billion for the third quarter, compared to USD 10.8 billion for the same period in 2021. Organic capital expenditure* was USD 1.9 billion for the quarter. Free cash flow* was USD 2.4 billion for the third quarter, impacted by the first NCS tax instalment for 2022 and an additional tax payment, totalling USD 17 billion due to increased tax estimates for 2022. In the fourth quarter Equinor will pay two ordinary tax instalments at a total of NOK 140 billion.

Capital distribution paid in third quarter was USD 3.3 billion, including the settlement of the Norwegian government's share of the shares purchased in the share buy-back programme in 2021 and the first quarter of 2022 of USD 1.36 billion.

Strong cash flow and capital discipline resulted in a continued strong net debt to capital employed ratio adjusted* of negative 19.1% at the end of the quarter. This is up from negative 38.6 % in the second quarter of 2022.

Competitive capital distribution

The Board of Directors has decided a cash dividend of USD 0.20 per share. Based on continued strong earnings in the quarter the Board of Directors has in addition decided to increase the extraordinary cash dividend from USD 0.50 per share to USD 0.70 per share for third quarter 2022.

Furthermore, based on the strength of the brent price, balance sheet and the outlook for commodity prices, the Board of Directors has decided to initiate a fourth and final tranche of USD 1.83 billion of the 2022 share buy-back programme of USD 6 billion. The fourth tranche will commence on 31 October and will end no later than 27 January 2023.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

Since the second quarter of 2022, the expected total capital distribution for 2022 is increased from around USD 13 billion to around USD 13.7 billion.

Emissions and serious incident frequency

Average CO_2-emissions from Equinor's operated upstream production, on a 100% basis, were 6.9 kg per boe for the first nine months of 2022. The twelve-month average serious incident frequency (SIF) for the period ending 30 September 2022 was 0.4.

GROUP REVIEW

	Quarters		Change	Financial information	First nine months		
Q3 2022	Q2 2022	Q3 2021	Q3 on Q3	(unaudited, in USD million)	2022	2021	Change
43,633	36,459	23,264	88%	**Total revenues and other income**	**116,486**	58,316	100%
43,337	36,315	24,134	80%	Adjusted total revenues and other income*	**116,364**	57,252	>100%
(17,531)	(18,727)	(13,698)	28%	**Total operating expenses**	**(54,258)**	(38,231)	42%
(13,969)	(13,885)	(9,127)	53%	Adjusted purchases*	**(41,635)**	(23,729)	75%
(2,657)	(2,390)	(2,464)	8%	Adjusted operating and administrative expenses*	**(7,497)**	(6,924)	8%
(2,118)	(2,149)	(2,565)	(17%)	Adjusted depreciation, amortisation and net impairments*	**(6,600)**	(7,451)	(11%)
(292)	(301)	(207)	41%	Adjusted exploration expenses*	**(751)**	(650)	15%
26,103	17,733	9,567	>100%	**Net operating income/(loss)**	**62,228**	20,085	>100%
24,301	17,590	9,771	>100%	Adjusted earnings*	**59,881**	18,497	>100%
2,053	1,713	1,917	7%	**Capital expenditures and Investments**	**5,948**	5,814	2%
6,578	8,520	8,039	(18%)	**Cash flows provided by operating activities**	**30,869**	20,665	49%

	Quarters		Change	Operational information	First nine months		
Q3 2022	Q2 2022	Q3 2021	Q3 on Q3		2022	2021	Change
2,021	1,984	1,996	1%	Total equity liquid and gas production (mboe/day)	**2,037**	2,053	(1%)
1,885	1,842	1,855	2%	Total entitlement liquid and gas production (mboe/day)	**1,895**	1,904	(0%)
294	325	304	(3%)	Renewables power generation (GWh) Equinor share	**1,131**	1,036	9%
100.9	113.8	73.5	37%	Average Brent oil price (USD/bbl)	**105.4**	67.7	56%
92.9	106.9	69.2	34%	Group average liquids price (USD/bbl)	**99.0**	63.2	56%
42.34	25.53	13.91	>100%	E&P Norway average internal gas price (USD/mmbtu)	**32.59**	8.84	>100%
7.01	6.25	2.90	>100%	E&P USA average internal gas price (USD/mmbtu)	**5.80**	2.28	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.

Operations

Equinor continues to deliver consistently high production levels into the third quarter. Production activity on the NCS increased relative to the same quarter last year primarily driven by the restart of Snøhvit in June, partially offset by a wider scope of turnaround activity versus the prior year. Gas production on the NCS increased by 11% compared to the same quarter last year providing continued progress towards maximising Equinor's efforts on energy security for Europe. In addition to the Snøhvit restart, this increase was mainly due to positive contributions from Martin Linge and ongoing gas export from Gina Krog. Production levels for E&P International and E&P USA were stable in the third quarter relative to the third quarter of 2021, benefitting by the restart of production on the Peregrino field in July, which compensated for the decrease in production from Equinor's exit from Russia earlier this year.

The realisation of significantly higher gas prices and elevated crude prices, coupled with high production levels, resulted in the increase in net operating income and adjusted earnings* in the third quarter and in the first nine months of 2022 compared to the same periods last year. There were strong contributions to the overall business results from gas and power sales and trading in the third quarter and in the first nine months of 2022. This demonstrates the continued ability of the Marketing, Midstream and Processing segment to provide solid results in the current volatile market.

Inflationary pressures during the quarter and in the first nine months of 2022 influenced cost across the company, increasing operational expenditure. Higher energy prices, field costs and environmental costs contributed to the increase in upstream operating expenditure. The cost increases were partially offset by decreases in estimated non-cash decommissioning costs relative to the prior quarter. Changes in the cost base were further masked by significant currency effects due to the strengthening of the USD against the NOK and the EUR in the third quarter.

Net impairment reversals of USD 1,086 million in the quarter and USD 1,334 million for the first nine months of 2022 contributed to the increased net operating income in the respective corresponding periods.

Taxes

The effective reported tax rate was 65.5% for the third quarter of 2022 (84.4% for the third quarter of 2021) and 67.5% for the first nine months of 2022 (71.8% for the first nine months of 2021). The decrease in reported tax rates was mainly caused by lower share of NCS earnings, tax exempt gains on divestments in 2022 and currency effects in entities that are taxable in other currencies than the functional currency. This was partially offset by lower effect of uplift deduction.

The effective tax rate on adjusted earnings* of 72.4% for the third quarter of 2022 and 71.8% for the first nine months increased compared to 71.6% and 69.5% in 2021 due to lower effect of uplift deduction.

Cash flow, net debt and capital distribution

Cash flow provided by operating activities before taxes paid and working capital items improved by USD 13,697 million to USD 24,498 million from the third quarter of 2021 and by USD 38,658 million to USD 62,620 million from the first nine months of 2021. This improvement was driven by strong financial results due to high production and increased commodity prices across both the NCS and our international businesses. In addition, the movements in commodity prices have driven an increase in collateral payments due to increased margin requirements for exchange traded derivatives.

Working capital increased by USD 946 million in the third quarter (USD 1,260 million in the third quarter 2021) and by USD 2,083 million for the first nine months 2022 (USD 1,366 million in 2021).

Taxes of USD 16,975 million, paid in the third quarter of 2022, significantly increased relative to the prior quarter. This was due to an additional instalment payment of Norwegian corporation tax in the quarter of USD 10 billion (NOK 105 billion).

Free cash flow* remained strong, at USD 21,719 million for the first nine months 2022 compared to USD 16,406 million in the same period of 2021, despite the significant increase in tax payments, increased dividend payments and the share buy-back programme.

The adjusted net debt to capital employed ratio* was negative 19.1% at the end of September 2022, an increase from negative 38.6% at the end of June 2022. The increase is mainly related to an increase in paid collaterals and increased taxes paid in the third quarter.

The Board of Directors has decided a cash dividend of USD 0.20 per share. Based on continued strong earnings in the quarter the Board of Directors has in addition decided to increase the extraordinary cash dividend from USD 0.50 per share to USD 0.70 per share for third quarter 2022.

Furthermore, based on the strength of the brent price, balance sheet and the outlook for commodity prices, the Board of Directors has decided to initiate a fourth and final tranche of USD 1,833 million of the 2022 share buy-back programme of USD 6 billion. The fourth tranche will commence on 31 October and will end no later than 27 January 2023.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

Since 2Q 2022, the expected total capital distribution for 2022 is increased from around USD 13 billion to around USD 13.7 billion.

OUTLOOK

- **Organic capital expenditures*** are estimated at around USD 8.5 billion for 2022, at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025[1].
- **Production** for 2022 is estimated to be around 1% above 2021 level [6].
- Equinor´s ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19 represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

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[1] USD/NOK exchange rate assumption of 9.

SUPPLEMENTARY OPERATIONAL DISCLOSURES

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational data	First nine months 2022	2021	Change
				Prices			
100.9	113.8	73.5	37%	Average Brent oil price (USD/bbl)	**105.4**	67.7	56%
96.3	109.8	70.5	37%	E&P Norway average liquids price (USD/bbl)	**102.2**	64.2	59%
92.0	109.2	69.7	32%	E&P International average liquids price (USD/bbl)	**98.9**	64.6	53%
79.3	91.6	60.5	31%	E&P USA average liquids price (USD/bbl)	**84.6**	55.3	53%
92.9	106.9	69.2	34%	Group average liquids price (USD/bbl) [1]	**99.0**	63.2	56%
928	1,009	606	53%	Group average liquids price (NOK/bbl) [1]	**933**	541	73%
42.34	25.53	13.91	>100%	E&P Norway average internal gas price (USD/mmbtu) [8]	**32.59**	8.84	>100%
7.01	6.25	2.90	>100%	E&P USA average internal gas price (USD/mmbtu) [8]	**5.80**	2.28	>100%
43.65	27.18	12.82	>100%	Average invoiced gas prices - Europe (USD/mmbtu) [7]	**33.44**	8.99	>100%
7.24	6.51	3.23	>100%	Average invoiced gas prices - North America (USD/mmbtu) [7]	**6.04**	2.77	>100%
14.1	22.8	5.2	>100%	Refining reference margin (USD/bbl) [2]	**14.2**	3.4	>100%
				Entitlement production (mboe per day)			
595	576	650	(8%)	E&P Norway entitlement liquids production	**603**	639	(6%)
208	174	203	3%	E&P International entitlement liquids production	**194**	209	(7%)
119	123	98	21%	E&P USA entitlement liquids production	**119**	129	(8%)
922	873	951	(3%)	Group entitlement liquids production	**916**	976	(6%)
773	767	695	11%	E&P Norway entitlement gas production	**779**	690	13%
25	36	27	(8%)	E&P International entitlement gas production	**33**	40	(19%)
166	166	182	(9%)	E&P USA entitlement gas production	**167**	198	(16%)
963	969	904	7%	Group entitlement gas production	**979**	928	5%
1,885	1,842	1,855	2%	Total entitlement liquids and gas production [3]	**1,895**	1,904	(0%)
				Equity production (mboe per day)			
595	576	650	(8%)	E&P Norway equity liquids production	**603**	639	(6%)
285	260	289	(2%)	E&P International equity liquids production	**277**	295	(6%)
132	137	109	21%	E&P USA equity liquids production	**132**	143	(8%)
1,012	973	1,048	(3%)	Group equity liquids production	**1,012**	1,076	(6%)
773	767	695	11%	E&P Norway equity gas production	**779**	690	13%
39	46	33	20%	E&P International equity gas production	**46**	49	(6%)
197	198	220	(10%)	E&P USA equity gas production	**199**	237	(16%)
1,009	1,011	948	6%	Group equity gas production	**1,025**	976	5%
2,021	1,984	1,996	1%	Total equity liquids and gas production [4]	**2,037**	2,053	(1%)
				Renewables power generation			
294	325	304	(3%)	Renewables power generation (GWh) Equinor share	**1,131**	1,036	9%

Health, safety and the environment

Health, safety and the environment	Twelve months average per Q3 2022	Full year 2021
Total recordable injury frequency (TRIF)	2.4	2.4
Serious Incident Frequency (SIF)[3]	0.4	0.4
Oil and gas leakages (number of)[1]	8	12

Climate	First nine months 2022	Full year 2021
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.9	7.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).
3) As of the second quarter of 2022, work-related illness is excluded from SIF

EXPLORATION & PRODUCTION NORWAY

Q3 2022	Quarter Q2 2022	Q3 2021	Change Q3 on Q3	Financial information (unaudited, in USD million)	First nine months 2022	2021	Change
24,034	16,712	9,618	>100%	Total revenues and other income	59,200	21,678	>100%
23,321	16,491	9,524	>100%	Adjusted total revenues and other income*	58,475	21,419	>100%
(2,220)	(2,231)	(1,769)	26%	Total operating expenses	(5,972)	(6,062)	(1%)
(984)	(914)	(1,081)	(9%)	Adjusted operating and administrative expenses*	(2,782)	(2,625)	6%
(1,143)	(1,203)	(1,512)	(24%)	Adjusted depreciation, amortisation and net impairments*	(3,767)	(4,218)	(11%)
(114)	(44)	(168)	(32%)	Adjusted exploration expenses*	(260)	(286)	(9%)
21,813	14,482	7,849	>100%	Net operating income/(loss)	53,228	15,617	>100%
21,079	14,330	6,762	>100%	Adjusted earnings/(loss)*	51,665	14,290	>100%
1,089	1,339	1,149	(5%)	Additions to PP&E, intangibles and equity accounted investments	3,500	3,737	(6%)

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational information E&P Norway	First nine months 2022	2021	Change
1,368	1,343	1,345	2%	E&P entitlement liquid and gas production (mboe/day)	1,382	1,329	4%
96.3	109.8	70.5	37%	Average liquids price (USD/bbl)	102.2	64.2	59%
42.34	25.53	13.91	>100%	Average internal gas price (USD/mmbtu)	32.59	8.84	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The increase in production in the third quarter of 2022 compared to the same period last year was mainly due to Snøhvit being back in production and Martin Linge producing at a stable rate compared to ramp-up in the third quarter of 2021. In addition, the change in short-term strategy from gas injection to gas export for Gina Krog continued this quarter. The increase was partially offset by a broader scope of planned turnarounds in the third quarter of 2022 combined with operational performance and natural decline.

Production of gas volumes increased 11% and liquids decreased by 8% compared to the third quarter of 2021. For the first nine months of 2022 there was an increase in gas volumes of 13% and a reduction in liquids of 6% compared to the same period last year.

Operating expenses and financial results

The increase in net operating income was mainly driven by the significant increase in gas prices. The sale of Equinor's non-operated share in the Greater Ekofisk Area and a minority share in Martin Linge also positively impacted net operating income by a post-tax gain of USD 655 million in the third quarter of 2022.

Operational expenditure, in relation to transportation, processing and electricity costs, increased in the quarter relative to the prior year primarily due to ramp up of new fields. Environmental taxes also increased due to an elevation in CO_2 prices and Snøhvit restarting production. Partially offsetting this was a decrease in Gassled removal costs for the third quarter 2022 compared to the same period in the prior year. The overall cost increase trend is masked by the significant strengthening of the USD against the NOK.

The adjusted depreciation, amortisation and net impairments* decreased mainly due to new estimates on removal obligations and increased proved reserves. The decrease was partially offset by ramp-up of new fields.

EXPLORATION & PRODUCTION INTERNATIONAL

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Financial information (unaudited, in USD million)	First nine months 2022	2021	Change
1,767	1,838	1,283	38%	Total revenues and other income	5,057	3,814	33%
1,911	1,956	1,388	38%	Adjusted total revenues and other income*	5,719	3,907	46%
(955)	(856)	(749)	27%	Total operating expenses	(3,632)	(2,425)	50%
(22)	(36)	(6)	>100%	Adjusted purchases*	(31)	(21)	47%
(442)	(373)	(381)	16%	Adjusted operating and administrative expenses*	(1,238)	(1,064)	16%
(349)	(324)	(436)	(20%)	Adjusted depreciation, amortisation and net impairments*	(1,011)	(1,235)	(18%)
(157)	(111)	(9)	>100%	Adjusted exploration expenses*	(308)	(248)	24%
813	982	535	52%	Net operating income/(loss)	1,425	1,389	3%
942	1,111	556	69%	Adjusted earnings/(loss)*	3,131	1,339	>100%
841	573	445	89%	Additions to PP&E, intangibles and equity accounted investments	2,039	1,264	61%

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational information E&P International	First nine months 2022	2021	Change
324	306	322	1%	E&P equity liquid and gas production (mboe/day)	324	344	(6%)
232	210	229	1%	E&P entitlement liquid and gas production (mboe/day)	227	249	(9%)
92.0	109.2	69.7	32%	Average liquids price (USD/bbl)	98.9	64.6	53%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The slight increase in production this quarter compared to same quarter last year was primarily driven by the restart of the Peregrino field in Brazil in the third quarter of 2022. This was partially offset by Equinor's exit from Russia, and natural decline in several mature fields, which also drove the decrease in production in the first nine months of 2022 compared to the same period last year. The net effects from production sharing agreements (PSA) were 92 mboe per day in the third quarter of 2022, compared to 93 mboe per day in the third quarter of 2021.

The main driver for the increase in revenues for the third quarter and the first nine months of 2022 relative to the same periods last year was higher realised liquids and gas prices. The increase in the first nine months of 2022 was partially offset by lower entitlement production. In the third quarter of 2022, total revenues and other income was negatively impacted by a change in fair value of derivatives of USD 229 million. The negative impact from change in fair value of derivatives in the first nine months of 2022 was USD 583 million.

Operating expenses and financial results

Adjusted operating and administrative expenses* increased in the third quarter and the first nine months of 2022 compared to the same periods last year, mainly due to higher operations and maintenance expenses, and increased royalties and production fees driven by higher prices and field specific volumes. Adjusted exploration expenses* increased in the third quarter and first nine months of 2022 compared to the same periods last year mainly due to higher expensed drilling costs.

In the first nine months of 2022, net operating income was negatively impacted by impairments of USD 1,096 million, primarily related to Equinor's exit from Russia.

EXPLORATION & PRODUCTION USA

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Financial information (unaudited, in USD million)	First nine months 2022	2021	Change
1,541	1,629	886	74%	**Total revenues and other income**	**4,440**	2,847	56%
1,541	1,629	886	74%	Adjusted total revenues and other income*	**4,440**	2,847	56%
(457)	(757)	(642)	(29%)	**Total operating expenses**	**(1,239)**	(2,247)	(45%)
(254)	(240)	(205)	24%	Adjusted operating and administrative expenses*	**(715)**	(812)	(12%)
(377)	(362)	(363)	4%	Adjusted depreciation, amortisation and net impairments*	**(1,059)**	(1,209)	(12%)
(21)	(146)	(30)	(29%)	Adjusted exploration expenses*	**(183)**	(116)	58%
1,084	872	244	>100%	**Net operating income/(loss)**	**3,201**	600	>100%
889	881	288	>100%	Adjusted earnings/(loss)*	**2,483**	710	>100%
186	170	174	7%	Additions to PP&E, intangibles and equity accounted investments	**482**	511	(6%)

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational information E&P USA	First nine months 2022	2021	Change
329	335	328	0%	E&P equity liquid and gas production (mboe/day)	**331**	381	(13%)
285	289	281	1%	E&P entitlement liquid and gas production (mboe/day)	**286**	326	(12%)
79.3	91.6	60.5	31%	Average liquids price (USD/bbl)	**84.6**	55.3	53%
7.01	6.25	2.90	>100%	Average internal gas price (USD/mmbtu)	**5.80**	2.28	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The slight increase in production in the third quarter compared to the same period last year was primarily due to hurricane related downtime in the prior year in the Gulf of Mexico partially offset by natural decline and downtime from the Appalachia Basin assets. The decrease in production in the first nine months of 2022 compared to the same period last year was primarily due to the Bakken divestment in 2021.

The increase in realised liquids and gas prices for the third quarter and the first nine months of 2022 relative to the same periods last year has been the main driver for the increase in revenues and royalties.

Operating expenses and financial results

Adjusted operating expenses* increased in the third quarter compared to the same period last year mainly due to higher operations and maintenance expenses, in addition to increased depreciation due to higher Gulf of Mexico production partially offset by improved reserves. Adjusted operating expenses* decreased the first nine months of 2022 compared to the same period last year mainly due to lower operations and maintenance expenses, in addition to decreased depreciation due to lower Gulf of Mexico Production and improved reserves. Adjusted exploration expenses* increased in the first nine months of 2022 compared to the same periods last year mainly due to an increase in expensing of previously capitalised well costs.

Net operating income for the first nine months of 2022 was positively impacted by net impairment reversals of USD 721 million, compared to impairment and losses recognised on the divestment of the Bakken asset of USD 110 million in the same period last year.

MARKETING, MIDSTREAM & PROCESSING

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Financial information (unaudited, in USD million)	First nine months 2022	2021	Change
42,585	36,012	22,794	87%	Total revenues and other income	114,514	55,574	>100%
42,858	35,971	23,658	81%	Adjusted total revenues and other income*	114,544	56,060	>100%
(40,669)	(34,556)	(21,859)	86%	Total operating expenses	(110,650)	(54,095)	>100%
(40,081)	(33,429)	(20,332)	97%	Adjusted purchases*	(107,980)	(50,148)	>100%
(1,114)	(1,012)	(918)	21%	Adjusted operating and administrative expenses*	(3,127)	(2,836)	10%
(211)	(221)	(211)	0%	Adjusted depreciation, amortisation and net impairments*	(644)	(655)	(2%)
1,916	1,456	935	>100%	Net operating income/(loss)	3,864	1,479	>100%
1,452	1,310	2,197	(34%)	Adjusted earnings*	2,792	2,421	15%
147	91	159	(8%)	- Liquids	473	374	26%
761	972	1,972	(61%)	- Natural Gas Europe	1,351	2,023	(33%)
51	19	111	(54%)	- Natural Gas US	193	149	29%
492	228	(55)	N/A	- Other	776	(153)	N/A
345	253	152	>100%	Additions to PP&E, intangibles and equity accounted investments	863	343	>100%

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational information	First nine months 2022	2021	Change
182.9	180.5	184.4	(1%)	Liquids sales volumes (mmbl)	548.9	562.4	(2%)
15.6	15.4	14.5	8%	Natural gas sales Equinor (bcm)	47.6	44.3	7%
14.2	13.7	13.1	8%	Natural gas entitlement sales Equinor (bcm)	41.9	39.2	7%
43.65	27.18	12.82	>100%	Average invoice gas price - Europe (USD/mmbtu)	33.44	8.99	>100%
7.24	6.51	3.23	>100%	Average invoice gas price - North America (USD/mmbtu)	6.04	2.77	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Volumes, Pricing & Revenues

Natural gas sales volumes were up compared to third quarter of 2021 due to restarted gas deliveries from Hammerfest LNG and higher export of piped gas volumes from NCS.

Average invoiced European natural gas price in the quarter was significantly higher compared to the third quarter of 2021 due to increased market prices driven by low gas stocks in Europe, high demand and tight supply impacted by reduced import from Russia. Average invoiced North American gas price increased significantly compared to third quarter last year driven by weak production growth, low storage levels and strong demand, especially from power generation.

Financial Results

In the third quarter of 2022 adjusted earnings* were positively influenced by strong results from gas and power sales and trading. Further, there is a net positive effect from derivatives used to manage price exposure related to bilateral gas sales contracts, geographical optimisation of future physical flows and LNG deliveries. Adjusted earnings* were negatively affected by losses on methanol production from natural gas at Tjeldbergodden and a low refining result due to unplanned shutdowns. Adjusted earnings* in Natural Gas US and in Liquids were primarily driven by trading effects. Compared to the third quarter last year, adjusted earnings* decreased due to significant lower mark to market effects within Natural Gas Europe.

Net operating income in the third quarter of 2022 includes a net positive effect from reversal of impairments of USD 891 million and timing effects related to inventory.

The increase in adjusted earnings* in the first nine months of 2022 compared to same period last year is mainly explained by stronger results from European gas and power trading.

RENEWABLES

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Financial information (unaudited, in USD million)	First nine months 2022	2021	Change
3	3	1	>100%	Revenues third party, other revenue and other income	**96**	1,390	(93%)
9	12	6	64%	Net income/(loss) from equity accounted investments	**50**	(1)	N/A
12	15	7	82%	**Total revenues and other income**	**146**	1,390	(89%)
13	16	6	>100%	Adjusted total revenues and other income*	**60**	9	>100%
(69)	(57)	(34)	>100%	**Total operating expenses**	**(167)**	(107)	(56%)
(58)	(56)	(33)	75%	Adjusted operating and administrative expenses*	**(155)**	(105)	48%
(1)	(1)	(1)	(14%)	Adjusted depreciation, amortisation and net impairments*	**(3)**	(2)	20%
(56)	(42)	(27)	>(100%)	**Net operating income/(loss)**	**(21)**	1,283	N/A
(46)	(42)	(28)	(63%)	Adjusted earnings*	**(98)**	(98)	0%
95	57	74	27%	**Additions to PP&E, intangibles and equity accounted investments**	**195**	361	(46%)

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Operational information	First nine months 2022	2021	Change
294	325	304	(3%)	Renewables power generation (GWh) Equinor share	**1,131**	1,036	9%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Power generation
Power generation was 294 GWh in the third quarter of 2022, a decrease from 304 GWh in the same period last year mainly due to lower wind and higher maintenance activity. The increase in the first nine months of 2022 compared to the same period last year was mainly due to start-up of production from Guanizuil IIA solar plant in the third quarter of 2021.

Results from equity accounted investments
Net income from equity accounted investments increased to USD 9 million in the third quarter of 2022 compared to USD 6 million in the same period last year driven by increased results from producing assets.

Operating expenses and financial results
In the third quarter 2022 the decrease in net operating income and adjusted earnings* compared to the same period last year was driven by increased business development costs due to higher activity levels in the US, the UK and in Asia, partially offset by increased net results from equity accounted investments.

Net operating income in the first nine months of 2022 decreased significantly compared to last year due to lower divestment gains of USD 87 million in 2022 compared to USD 1,385 million last year.

Increase in additions to PP&E, intangibles and equity accounted investments in the third quarter of 2022 is mainly related to the acquisition of East Point Energy.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2022

CONSOLIDATED STATEMENT OF INCOME

	Quarters					First nine months	
Q3 2022	Q2 2022	Q3 2021	(unaudited, in USD million)	Note	2022	2021
42,726	36,387	23,111	Revenues	2	115,163	56,619
75	51	75	Net income/(loss) from equity accounted investments		225	121
833	21	79	Other income	3	1,098	1,576
43,633	36,459	23,264	Total revenues and other income	2	116,486	58,316
(13,592)	(13,851)	(9,052)	Purchases [net of inventory variation]		(40,953)	(23,617)
(2,393)	(2,200)	(2,241)	Operating expenses		(6,581)	(6,317)
(221)	(205)	(145)	Selling, general and administrative expenses		(708)	(558)
(1,049)	(2,140)	(2,034)	Depreciation, amortisation and net impairments	2	(5,207)	(6,942)
(275)	(331)	(226)	Exploration expenses		(809)	(798)
(17,531)	(18,727)	(13,698)	Total operating expenses	2	(54,258)	(38,231)
26,103	17,733	9,567	Net operating income/(loss)	2	62,228	20,085
(336)	(327)	(308)	Interest expenses and other financial expenses		(929)	(924)
1,389	2,351	(228)	Other financial items		2,836	(713)
1,053	2,023	(536)	Net financial items	4	1,907	(1,637)
27,156	19,756	9,031	Income/(loss) before tax		64,135	18,448
(17,785)	(12,995)	(7,622)	Income tax	5	(43,289)	(13,242)
9,371	6,762	1,409	Net income/(loss)		20,847	5,206
9,384	6,757	1,406	Attributable to equity holders of the company		20,851	5,195
(13)	5	3	Attributable to non-controlling interests		(5)	11
2.98	2.12	0.43	Basic earnings per share (in USD)		6.54	1.60
2.97	2.11	0.43	Diluted earnings per share (in USD)		6.52	1.60
3,148	3,188	3,245	Weighted average number of ordinary shares outstanding (in millions)		3,187	3,247
3,157	3,197	3,255	Weighted average number of ordinary shares outstanding diluted (in millions)		3,196	3,256

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			First nine months	
Q3 2022	Q2 2022	Q3 2021	(unaudited, in USD million)	2022	2021
9,371	6,762	1,409	Net income/(loss)	20,847	5,206
(42)	27	37	Actuarial gains/(losses) on defined benefit pension plans	(434)	260
15	(6)	(11)	Income tax effect on income and expenses recognised in OCI[1]	103	(61)
(26)	21	26	Items that will not be reclassified to the Consolidated statement of income	(331)	200
(3,488)	(4,410)	(751)	Foreign currency translation effects	(7,726)	(678)
(3,488)	(4,410)	(751)	Items that may be subsequently reclassified to the Consolidated statement of income	(7,726)	(678)
(3,515)	(4,389)	(725)	Other comprehensive income/(loss)	(8,057)	(478)
5,856	2,372	684	Total comprehensive income/(loss)	12,789	4,728
5,869	2,368	681	Attributable to the equity holders of the company	12,794	4,717
(13)	5	3	Attributable to non-controlling interests	(5)	11

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 September 2022	At 31 December 2021[1]
ASSETS			
Property, plant and equipment	2	**52,467**	62,075
Intangible assets		**5,110**	6,452
Equity accounted investments		**1,777**	2,686
Deferred tax assets		**6,134**	6,259
Pension assets		**651**	1,449
Derivative financial instruments		**715**	1,265
Financial investments		**2,552**	3,346
Prepayments and financial receivables	6	**2,392**	1,087
Total non-current assets		**71,797**	84,618
Inventories		**6,395**	3,395
Trade and other receivables		**21,204**	17,927
Derivative financial instruments		**7,986**	5,131
Financial investments		**20,995**	21,246
Cash and cash equivalents		**23,348**	14,126
Total current assets		**79,927**	61,826
Assets classified as held for sale	3	**853**	676
Total assets		**152,577**	147,120
EQUITY AND LIABILITIES			
Shareholders' equity		**42,706**	39,010
Non-controlling interests		**8**	14
Total equity		**42,714**	39,024
Finance debt	4	**23,500**	27,404
Lease liabilities		**2,293**	2,449
Deferred tax liabilities		**13,408**	14,037
Pension liabilities		**3,923**	4,403
Provisions and other liabilities	6	**14,772**	19,899
Derivative financial instruments		**3,076**	767
Total non-current liabilities		**60,972**	68,959
Trade, other payables and provisions		**12,589**	14,310
Current tax payable	5	**18,381**	13,119
Finance debt	4	**5,045**	5,273
Lease liabilities		**1,190**	1,113
Dividends payable		**3,766**	582
Derivative financial instruments		**7,289**	4,609
Total current liabilities		**48,261**	39,005
Liabilities directly associated with the assets classified as held for sale	3	**630**	132
Total liabilities		**109,863**	108,096
Total equity and liabilities		**152,577**	147,120

1) Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 1 January 2021[1]	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
Net income/(loss)			5,195		**5,195**	11	**5,206**
Other comprehensive income/(loss)			200	(678)	**(478)**		**(478)**
Total comprehensive income/(loss)							**4,728**
Dividends			(1,460)		**(1,460)**		**(1,460)**
Share buy-back	0	(99)			**(99)**		**(99)**
Other equity transactions		(12)	(0)		**(12)**	(14)	**(26)**
At 30 September 2021	1,164	6,741	33,984	(4,871)	**37,018**	16	**37,034**
At 1 January 2022[1]	1,164	6,408	36,683	(5,245)	**39,010**	14	**39,024**
Net income/(loss)			20,851		**20,851**	(5)	**20,847**
Other comprehensive income/(loss)			(331)	(7,726)	**(8,057)**		**(8,057)**
Total comprehensive income/(loss)							**12,789**
Dividends			(6,314)		**(6,314)**		**(6,314)**
Share buy-back[2]	(22)	(2,753)			**(2,775)**		**(2,775)**
Other equity transactions		(9)	(0)		**(9)**	(1)	**(10)**
At 30 September 2022	**1,142**	**3,647**	**50,889**	**(12,971)**	**42,706**	**8**	**42,714**

1) Audited
2) For more information see note 7 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q3 2022	Q2 2022	Q3 2021	(unaudited, in USD million)	Note	First nine months 2022	First nine months 2021
	Quarters					
27,156	19,756	9,031	Income/(loss) before tax		64,135	18,448
1,049	2,140	2,034	Depreciation, amortisation and net impairment	2	5,207	6,942
(2)	87	81	Exploration expenditures written off		159	170
(1,691)	(2,821)	(88)	(Gains)/losses on foreign currency transactions and balances	4	(4,228)	(115)
(642)	(6)	5	(Gains)/losses on sale of assets and businesses	3	(736)	(1,362)
(1,235)	(920)	(235)	(Increase)/decrease in other items related to operating activities[1]		(2,455)	(578)
(111)	3	107	(Increase)/decrease in net derivative financial instruments		845	853
113	59	13	Interest received		183	90
(138)	(233)	(146)	Interest paid		(490)	(486)
24,498	18,066	10,801	Cash flows provided by operating activities before taxes paid and working capital items		62,620	23,962
(16,975)	(8,386)	(1,503)	Taxes paid		(29,668)	(1,931)
(946)	(1,160)	(1,260)	(Increase)/decrease in working capital		(2,083)	(1,366)
6,578	8,520	8,039	Cash flows provided by operating activities		30,869	20,665
(21)	168	0	Cash used/received in business combinations[2]	3	147	(111)
(2,053)	(1,713)	(1,917)	Capital expenditures and investments[3]		(5,948)	(5,814)
2,821	(3,069)	(39)	(Increase)/decrease in financial investments		(3,098)	(3,564)
904	940	218	(Increase)/decrease in derivatives financial instruments		2,268	(152)
(63)	29	(24)	(Increase)/decrease in other interest-bearing items		(30)	(161)
269	77	(47)	Proceeds from sale of assets and businesses	3	486	1,792
1,856	(3,567)	(1,808)	Cash flows provided by/(used in) investing activities		(6,176)	(8,011)
0	0	0	Repayment of finance debt		0	(1,425)
(341)	(344)	(309)	Repayment of lease liabilities		(1,002)	(919)
(1,256)	(1,310)	(488)	Dividends paid		(3,149)	(1,232)
(1,996)	(304)	(99)	Share buy-back		(2,738)	(99)
(278)	(2,250)	(1,191)	Net current finance debt and other financing activities		(5,332)	(1,518)
(3,871)	(4,208)	(2,087)	Cash flows provided by/(used in) financing activities		(12,221)	(5,193)
4,563	745	4,143	Net increase/(decrease) in cash and cash equivalents		12,472	7,461
(1,778)	(1,064)	(262)	Effect of exchange rate changes on cash and cash equivalents		(3,111)	(433)
20,562	20,882	9,904	Cash and cash equivalents at the beginning of the period (net of overdraft)		13,987	6,757
23,348	20,562	13,785	Cash and cash equivalents at the end of the period (net of overdraft)[4]		23,348	13,785

1) The line item mainly consists of provisions, unrealised gains and losses and items of income or expense for which the cash effects are included in increase/(decrease) in working capital within operating cash flow and investing cash flows. In the first nine months of 2022 the line item includes payment of USD 189 million which represent the accretion related to the payment of the acquisition and disposal of the interests in the Bacalhau field as described in footnote 3 below.
2) Net after cash and cash equivalents acquired. The line item includes cash consideration received related to the acquisition of Statfjord licences in second quarter of 2022 as described in note 3 Acquisitions and disposals.
3) The line Capital expenditures and investments for the first nine months of 2022 includes USD 336 million which represents the net of an USD 769 million payment of a contingent consideration related to the acquisition of interests in the Bacalhau field in 2016 and 2017, and a corresponding receipt of USD 433 million for the simultaneous payment of contingent consideration related to disposal of parts of the acquired interests in 2018.
4) At 30 September 2022 cash and cash equivalents included a net overdraft were zero compared to a net overdraft of USD 30 million at 30 September 2021 and USD 140 million at 31 December 2021.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the third quarter of 2022 were authorised for issue by the board of directors on 27 October 2022.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2021.

There have been no changes to the significant accounting policies during 2022 compared to the Consolidated annual financial statements for 2021. With effect from the second quarter 2022, due to the evolving trading business in the Group, Equinor has determined that fair value less cost to sell (FV) is an appropriate measurement basis for commodity inventories held for trading purposes with subsequent changes in FV recognised in the Consolidated statement of income. Comparative numbers have not been restated due to materiality.

Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2 Segments

Equinor's operations are managed through operating segments (business areas). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration & Production segments, MMP and REN.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for the segments is IFRS as applied by the group, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded. With effect from the second quarter 2022, Equinor changed the measurement basis for the segments related to leases. Since the implementation of IFRS 16 Leases in 2019, all leases were presented within the Other segment and lease costs have been allocated to the operating segments based on underlying lease payments with a corresponding credit in the Other segment. As from the second quarter 2022, lease contracts are accounted for in accordance with IFRS 16 in all segments. This change does not affect Equinor's consolidated financial statements. Comparative numbers in the segments have been restated.

Third quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	880	116	77	42,462	3	20	0	43,559
Revenues inter-segment	23,154	1,618	1,465	91	0	9	(26,336)	0
Net income/(loss) from equity accounted investments	0	33	0	33	9	0	0	75
Total revenues and other income	24,034	1,767	1,541	42,585	12	29	(26,336)	43,633
Purchases [net of inventory variation]	(0)	(22)	0	(40,253)	0	0	26,683	(13,592)
Operating, selling, general and administrative expenses	(963)	(427)	(254)	(1,097)	(68)	11	183	(2,614)
Depreciation, amortisation and net impairment losses	(1,143)	(349)	(199)	680	(1)	(38)	0	(1,049)
Exploration expenses	(114)	(157)	(4)	0	0	0	0	(275)
Total operating expenses	(2,220)	(955)	(457)	(40,669)	(69)	(27)	26,866	(17,531)
Net operating income/(loss)	21,813	813	1,084	1,916	(56)	2	531	26,103
Additions to PP&E, intangibles and equity accounted investments	1,089	841	186	345	95	17	0	2,574

Second quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	132	237	82	35,921	3	33	0	36,408
Revenues inter-segment	16,580	1,559	1,548	93	0	9	(19,789)	0
Net income/(loss) from equity accounted investments	0	42	0	(2)	12	0	0	51
Total revenues and other income	16,712	1,838	1,629	36,012	15	42	(19,789)	36,459
Purchases [net of inventory variation]	0	(36)	(0)	(33,379)	0	(1)	19,564	(13,851)
Operating, selling, general and administrative expenses	(984)	(370)	(244)	(956)	(56)	(3)	209	(2,404)
Depreciation, amortisation and net impairment losses	(1,202)	(315)	(362)	(221)	(1)	(39)	0	(2,140)
Exploration expenses	(45)	(135)	(151)	0	0	0	0	(331)
Total operating expenses	(2,231)	(856)	(757)	(34,556)	(57)	(43)	19,774	(18,727)
Net operating income/(loss)	14,482	982	872	1,456	(42)	(1)	(16)	17,733
Additions to PP&E, intangibles and equity accounted investments	1,339	573	170	253	57	14	(0)	2,405

Third quarter 2021 (in USD million)	E&P Norway [1]	E&P International[1]	E&P USA	MMP[1]	REN	Other[1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	108	247	78	22,708	1	48	0	23,190
Revenues inter-segment[1]	9,511	975	808	83	0	10	(11,388)	0
Net income/(loss) from equity accounted investments	(1)	61	0	3	6	5	0	75
Total revenues and other income [1]	9,618	1,283	886	22,794	7	64	(11,388)	23,264
Purchases [net of inventory variation]	0	(6)	(0)	(20,290)	0	(1)	11,245	(9,052)
Operating, selling, general and administrative expenses[1]	(1,064)	(349)	(221)	(874)	(33)	(22)	176	(2,386)
Depreciation, amortisation and net impairment losses[1]	(537)	(383)	(374)	(696)	(1)	(43)	0	(2,034)
Exploration expenses	(169)	(11)	(46)	0	0	0	0	(226)
Total operating expenses[1]	(1,769)	(749)	(642)	(21,859)	(34)	(65)	11,421	(13,698)
Net operating income/(loss)[1]	7,849	535	244	935	(27)	(1)	33	9,567
Additions to PP&E, intangibles and equity accounted investments[1]	1,149	445	174	152	74	11	(0)	2,005

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 129 million) and Other (increase of USD 178 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 126 million) and Other (reduction of USD 201 million).

First nine months 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,222	415	236	114,208	96	84	0	116,261
Revenues inter-segment	57,979	4,501	4,204	272	0	28	(66,984)	0
Net income/(loss) from equity accounted investments	0	141	0	33	50	0	0	225
Total revenues and other income	59,200	5,057	4,440	114,514	146	111	(66,984)	116,486
Purchases [net of inventory variation]	0	(31)	(0)	(107,920)	0	(0)	66,999	(40,953)
Operating, selling, general and administrative expenses	(2,762)	(1,187)	(719)	(2,976)	(165)	(70)	590	(7,289)
Depreciation, amortisation and net impairment losses	(2,945)	(2,041)	(348)	247	(3)	(116)	0	(5,207)
Exploration expenses	(265)	(373)	(172)	0	0	0	0	(809)
Total operating expenses	(5,972)	(3,632)	(1,239)	(110,650)	(167)	(186)	67,589	(54,258)
Net operating income/(loss)	53,228	1,425	3,201	3,864	(21)	(75)	605	62,228
Additions to PP&E, intangibles and equity accounted investments	3,500	2,039	482	863	195	87	(0)	7,166
Balance sheet information								
Equity accounted investments	3	521	0	278	924	52	(0)	1,777
Non-current segment assets	25,973	15,081	11,071	4,219	254	979	0	57,577
Non-current assets not allocated to segments								12,443
Total non-current assets								71,797

First nine months 2021 (in USD million)	E&P Norway [1]	E&P International[1]	E&P USA[1]	MMP[1]	REN[1]	Other[1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	245	761	300	55,307	1,390	192	0	58,195
Revenues inter-segment[1]	21,433	2,950	2,547	249	0	31	(27,211)	0
Net income/(loss) from equity accounted investments	(0)	103	0	18	(1)	1	0	121
Total revenues and other income [1]	21,678	3,814	2,847	55,574	1,390	224	(27,211)	58,316
Purchases [net of inventory variation]	0	(21)	(0)	(49,914)	0	(1)	26,321	(23,617)
Operating, selling, general and administrative expenses[1]	(2,652)	(1,010)	(842)	(2,782)	(105)	(252)	769	(6,875)
Depreciation, amortisation and net impairment losses[1]	(3,116)	(1,044)	(1,248)	(1,399)	(2)	(132)	0	(6,942)
Exploration expenses	(294)	(349)	(156)	0	0	0	0	(798)
Total operating expenses[1]	(6,062)	(2,425)	(2,247)	(54,095)	(107)	(385)	27,089	(38,231)
Net operating income/(loss)[1]	15,617	1,389	600	1,479	1,283	(161)	(121)	20,085
Additions to PP&E, intangibles and equity accounted investments[1]	3,737	1,264	511	343	361	48	(0)	6,263
Balance sheet information								
Equity accounted investments	3	1,265	0	96	1,061	31	0	2,456
Non-current segment assets [1]	37,847	17,703	11,695	4,123	159	1,049	0	72,576
Non-current assets not allocated to segments								13,144
Total non-current assets								88,176

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 387 million), EPN (reduction of USD 57 million) and Other (increase of USD 518 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 394 million), EPN (increase of USD 160 million) and Other (reduction of USD 604 million).

Net impairments/reversal of impairments and changes to accounting assumptions
Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2022. The main changes with effect for impairment and impairment reversal assessments are disclosed in the table below as price-points on price-curves. Previously applied price-points are given in brackets.

Year Prices in real terms 1)	2025		2030		2040		2050	
Brent Blend (USD/bbl)	75	(70)	75	(75)	70	(69)	65	(64)
European gas (USD/mmBtu) - TTF 2)	20.0	(7.3)	9.5	(6.8)	9.0	(8.2)	9.0	(7.5)
Henry Hub (USD/mmBtu)	4.0	(3.3)	3.7	(3.4)	3.7	(3.6)	3.7	(3.6)
Electricity Germany (EUR/MWh)	115	(65)	70	(62)	57	(64)	57	(64)
EU ETS (EUR/tonne)	80	(61)	80	(70)	105	(89)	130	(108)

1) Basis year 2022. The prices in the table are price-points on price-curves.

2) As from the third quarter 2022, TTF is applied as the main reference price for European gas. Updated price-points for the previously applied NBP correspond to the disclosed updated price-points for TTF. Previously applied comparable prices for NBP are 7.4, 6.9, 8.3 and 7.6 for 2025, 2030, 2040 and 2050 respectively.

The refinery margin assumptions increased, especially in the short- and mid-term. Long-term it is anticipated that the energy transition will be the main driver of refinery margins. Weighted average cost of capital (WACC) and the long-term currency rates are unchanged.

In the third quarter, Equinor recognised net impairment reversals of USD 1,086 million. Net impairment reversals in the MMP segment amounted to USD 891 million mainly caused by increased refinery margin assumptions. In the E&P USA segment the net impairments reversal was USD 195 million.

In the third quarter of 2021, Equinor recognised net impairment reversals of USD 513 million. Impairment reversals of USD 975 million were recognised in the E&P Norway segment, and in the MMP segment impairments amounted to USD 485 million.

Net impairment reversals recognised in the first nine months of 2022 are USD 1,332 million (USD 361 million in the first nine months of 2021), of which USD 832 million is related to impairment of equity accounted investments in the first quarter.

Recoverable amounts in the impairment assessments are normally based on value in use. Estimates of discounted cash flows used to determine the recoverable amounts are based on internal forecasts on cost, production profiles and commodity prices.

Non-current assets by country

(in USD million)	At 30 September 2022	At 31 December 2021
Norway	30,274	40,564
USA	12,091	12,323
Brazil	9,299	8,751
UK	1,849	2,096
Azerbaijan	1,597	1,654
Canada	1,185	1,403
Angola	922	948
Algeria	640	708
Argentina	586	474
Denmark	454	536
Other	455	1,757
Total non-current assets[1]	59,353	71,213

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Equinor's non-current assets in Norway have decreased by USD 10.290 billion to USD 30.274 billion at 30 September 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the third quarter of 2022 to the country of the legal entity executing the sale, Norway constitutes 84% and USA constitutes 12% of such revenues (84% and 12% respectively for the first nine months of 2022). For the third quarter of 2021, Norway and USA constituted 78% and 13% of such revenues, respectively (78% and 15% for the first nine months of 2021).

Revenues from contracts with customers and other revenues

	Quarters				First nine months	
Q3 2022	Q2 2022	Q3 2021	(in USD million)		2022	2021
14,098	16,397	9,749	Crude oil		45,530	27,523
21,293	12,923	6,111	Natural gas		49,753	12,851
19,106	11,457	5,341	- European gas		44,913	10,910
846	766	431	- North American gas		2,233	1,172
1,341	699	339	- Other incl. Liquefied natural gas		2,607	770
2,766	2,531	2,911	Refined products		8,201	7,966
2,239	2,529	2,233	Natural gas liquids		7,345	5,815
399	310	221	Transportation		991	682
1,465	651	128	Other sales		3,233	581
42,259	35,342	21,352	Revenues from contracts with customers		115,053	55,419
466	1,045	1,759	Total other revenues[1]		110	1,200
42,726	36,387	23,111	Revenues		115,163	56,619

1) Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

3 Acquisitions and disposals

Acquisition

Acquisition of Triton Power

On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE Thermal) closed a transaction to acquire the UK power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP). Equinor's share of the consideration is USD 141 million (GBP 120 million), after adjustments that mainly relate to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2 GW. Equinor and SSE Thermal own 50% each of Trition Power, and Equinor will account for the investment under the equity method as a joint venture in the MMP segment.

Acquisition of Statfjord

On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy's interests in production licenses in the Statfjord area which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea installations. All licenses are operated by Equinor. Spirit Energy's ownership shares in the licenses covered by the transaction range from 11.56% to 48.78%. The cash consideration received was USD 193 million, whereof USD 25 million related to Spirit's lifting of volumes on Equinor's behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P International segments with a cash consideration of USD 96 million and USD 72 million respectively.

In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 390 million in asset retirement obligation, a reduction of deferred tax liability of USD 298 million and an increase in taxes payable of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 241 million in asset retirement obligation and an increase of deferred tax asset of USD 86 million. Both the consideration and the purchase price allocation are preliminary.

Disposals

Ekofisk and Martin Linge on the Norwegian Continental Shelf

On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor's entire ownership share in the Greater Ekofisk Area including its share in Norpipe Oil AS, and a 19% ownership share in Martin Linge. The total cash consideration amounted to USD 293 million after interim period settlement in addition to an estimated contingent consideration of USD 169 million linked to realised oil and gas prices for 2022 and 2023. Equinor will retain a 51% ownership share in Martin Linge and continue as operator of the field. Transactions on the NCS are made on a post-tax basis where gains include the release of tax liabilities previously computed and recognised. The disposal resulted in a decrease in property, plant and equipment of USD 1.493 million, a decrease in asset retirement obligation of USD 376 million, a decrease in deferred tax liability of USD 597 million and a decrease in taxes payable of USD 686 million. A post-tax gain of USD 655 million is presented in the line item Other income in the Consolidated statement of income in the EPN segment.

Exit Russia

Following Russia's invasion of Ukraine, Equinor announced that it had decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net impairments of USD 1.083 billion in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no material impact on the financial statements. The ownership interests in Kharyaga were transferred to the operator.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

10% of Dogger Bank C

On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million (GBP 65 million). After closing, Equinor's ownership share is 40%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Held for sale

Equinor Energy Ireland Limited

In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is dependent on governmental approval and is expected to take place within 6 months.

4 Financial items

Q3 2022	Quarters Q2 2022	Q3 2021	(in USD million)	First nine months 2022	2021
1,691	2,821	88	Net foreign currency exchange gains/(losses)	**4,228**	115
346	280	43	Interest income and other financial items	**740**	115
(44)	(224)	(209)	Gains/(losses) on financial investments	**(402)**	(332)
(604)	(526)	(149)	Gains/(losses) other derivative financial instruments	**(1,730)**	(611)
(336)	(327)	(308)	Interest and other finance expenses	**(929)**	(924)
1,053	2,023	(536)	Net financial items	**1,907**	(1,637)

Equinor reports significant unrealised foreign currency gains in the third quarter and the first nine months of 2022, mainly related to strengthening of USD versus NOK.

Losses on derivative financial instruments in the third quarter and first nine months of 2022 are mainly due to increased discount rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2022, no amounts were utilised compared to USD 2,600 million utilised as of 31 December 2021.

Included in Cash and cash equivalents are collateral deposits of USD 8.552 million related to certain requirements set out by exchanges where Equinor is participating.

5 Income taxes

	Quarters				First nine months	
Q3 2022	Q2 2022	Q3 2021	(in USD million)		2022	2021
27,156	19,756	9,031	Income/(loss) before tax		**64,135**	18,448
(17,785)	(12,995)	(7,622)	Income tax		**(43,289)**	(13,242)
65.5%	65.8%	84.4%	Effective tax rate		**67.5%**	71.8%

The effective tax rate for the third quarter of 2022 and for the first nine months of 2022 was primarily influenced by positive income in countries with lower tax rates and with unrecognised deferred tax assets and by tax exempted gains on divestment as described in note 3 Acquisitions and disposals. The effective tax for the third quarter and first nine months was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The effective tax rate for the third quarter of 2021 and for the first nine months of 2021 was primarily influenced by high share of operating income from the Norwegian continental shelf and losses recognised in countries with lower tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

6 Provisions, commitments, contingent items and related parties

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 6.185 billion to USD 11.231 billion at 30 September 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Agbami dispute settlement agreement and licence extension
In the third quarter of 2022, an agreement was reached in a three-year long negotiation between the parties Nigerian National Petroleum Company Limited (NNPC), Chevron and Equinor. The parties have agreed to an extension of the operating licence period and the related Production Sharing Contract (PSC) for Oil Mining Lease (OML) 128 of the unitised Agbami field until 2042. At the same time, the parties agreed outstanding legal disputes related to the allocation between the parties of cost oil, tax oil and profit oil volumes. The settlement agreement awards Equinor with an amicable compensation for overlifted volumes, which will be payable over the 20-year licence extension. The amounts and timing of payments to be received depend on a number of factors related to operation of the field, as well as future oil prices and production volumes. Equinor will consequently recognise settlement payments when received, and no amounts have been recognised in the Consolidated statement of income or Balance sheet for 2022. The parties are currently undertaking necessary legal actions in order to formally close the legal disputes.

Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium N.V
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length's principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in 2021. During the second quarter of 2022, the tax authorities reversed their position and accepted Equinor's initial position. During the third quarter, the tax payment has been reimbursed to Equinor adjusted for changes in tax rates. The adjustment, which has been recognised as tax expense in the Consolidated statement of income in 2022, is considered immaterial.

Dispute with Norwegian tax authorities regarding R&D costs in the offshore tax regime
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. During the second quarter of 2022, the Oil Taxation Office informed Equinor that it had decided to accept Equinor's position regarding certain disputed items, resulting in a reduction in Equinor's maximum exposure to approximately USD 143 million. Equinor has provided for its best estimate in the matter.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line item Prepayments and Financial Receivables includes USD 1,934 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year-end 2021, the corresponding amount was USD 435 million. The increase is mainly related to increased volumes as well as higher cost price on the gas storage.

7 Capital distribution

In February 2022 Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market and recognised as a reduction in equity as treasury shares in the first quarter 2022. The treatment of the proportionate share of 67% from the Norwegian State is described below.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

After having finalized the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the market in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022, and subsequently the State's share including interest and dividends was recognised as a short-term liability and as a reduction in equity as treasury shares in the second quarter 2022. The shares were cancelled on 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the Norwegian State was settled on 20 July 2022.

In May 2022, Equinor launched the second tranche of USD 1,333 million of the 2022 share buy-back programme of which USD 440 million was purchased in the open market and recognised as a reduction in equity as treasury shares in the second quarter 2022, while around USD 893 million of shares from the Norwegian State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of 67% in Equinor. The acquisition of the second tranche in the open market was finalised in July 2022.

In July 2022, Equinor increased the target level of share buy-back for 2022 from USD 5,000 million up to USD 6,000 million and launched the third tranche of USD 1,833 million. Also, for the third tranche Equinor entered into an irrevocable agreement with a third party for up to USD 605 million of shares to be purchased in the open market, while up to USD 1,228 million of shares from the Norwegian State will be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership percentage in Equinor. As of 30 September 2022, USD 526 million of the third tranche has been purchased in the open market, of which USD 502 million has been settled.

The third tranche of USD 605 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the third tranche is accrued for and classified as Trade, other payables and provisions. The tranche was completed on 11 October 2022.

On 27 October 2022, the board of directors resolved to declare a cash dividend for the third quarter of 2022 of USD 0.20 per share, in addition to an extraordinary cash dividend of USD 0.20 per share for third quarter of 2022. This is in addition to the extraordinary cash dividend of USD 0.50 per share for the third quarter 2022 already approved by the Board on 26 July 2022. In total the cash dividend for the third quarter 2022 will be USD 0.90 per share, consisting of a regular cash dividend of USD 0.20 and extraordinary dividend of USD 0.70. The Equinor shares will be traded ex-dividend 9 January 2023 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 10 January 2023 and payment date will be 25 January 2023.

On 27 October 2022, the board of directors decided to initiate the fourth and final tranche of the share buy-back programme for 2022 of around USD 1,833 million, including shares to be redeemed from the Norwegian State (subject to annual general meeting approval in May 2023). The fourth tranche will commence on 31 October 2022 and will end no later than 27 January 2023.

SUPPLEMENTARY DISCLOSURES

Exchange rates

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Exchange rates	First nine months 2022	2021	Change
0.1001	0.1059	0.1141	(12%)	NOK/USD average daily exchange rate	**0.1060**	0.1169	(9%)
0.0921	0.1004	0.1139	(19%)	NOK/USD period-end exchange rate	**0.0921**	0.1139	(19%)
9.9903	9.4411	8.7612	14%	USD/NOK average daily exchange rate	**9.4322**	8.5557	10%
10.8574	9.9629	8.7788	24%	USD/NOK period-end exchange rate	**10.8574**	8.7788	24%
1.0065	1.0636	1.1788	(15%)	EUR/USD average daily exchange rate	**1.0609**	1.1958	(11%)
0.9748	1.0387	1.1579	(16%)	EUR/USD period-end exchange rate	**0.9748**	1.1579	(16%)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.

- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. In Equinor's view, net debt ratio provides useful information about Equinor's capital structure and financial strength.

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.6 billion in the third quarter of 2022 (third quarter of 2021: USD 2.0 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the third quarter of 2022, a total of USD 0.6 billion (third quarter of 2021: USD 0.1 billion) is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor's investments in maintenance and development of the company's assets.

- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

- **Free cash flow for the third quarter of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 24.5 billion | 2021: USD 10.8 billion), taxes paid (2022: negative USD 17.0 billion | 2021: negative USD 1.5 billion), cash used/received in business combinations (2022: negative USD 0.0 billion | 2021: USD 0.0 billion), capital expenditures and investments (2022: negative USD 2.1 billion | 2021: negative USD 1.9 billion), increase/decrease in other items interest-bearing (2022: negative USD 0.1 billion | 2021: negative USD 0.0 billion), proceeds from sale of assets and businesses (2022: USD 0.3 billion | 2021: negative USD 0.0 billion), dividend paid (2022: negative USD 1.3 billion | 2021: negative USD 0.5 billion) and share buy-back (2022: negative USD 2.0 billion | 2021: negative USD 0.1 billion), resulting in a free cash flow of USD 2.4 billion in the third quarter of 2022 (2021: 6.7 billion). Free cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders.

- **Free cash flow for the first nine months of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 62.6 billion | 2021: USD 24.0 billion), taxes paid (2022: negative USD 29.7 billion | 2021: negative USD 1.9 billion), cash used/received in business combinations (2022: USD 0.1 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022: negative USD 5.9 billion | 2021: negative USD 5.8 billion), increase/decrease in other items interest-bearing (2022: negative USD 0.0 billion | 2021: negative USD 0.2 billion), proceeds from sale of assets and businesses (2022: USD 0.5 billion | 2021: USD 1.8 billion), dividend paid (2022: negative USD 3.1 billion | 2021: negative USD 1.2 billion) and share buy-back (2022: negative USD 2.7 billion | 2021: negative USD 0.1 billion), resulting in a free cash flow of USD 21.7 billion in the first nine months of 2022 (2021: USD 16.4 billion).

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.

- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2021 Annual Report and Form 20-F.

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the third quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**43,633**	24,034	1,767	1,541	42,585	12	(26,307)
Adjusting items	**(296)**	(713)	144	-	273	0	(0)
Changes in fair value of derivatives	**85**	(167)	229	-	22	-	-
Periodisation of inventory hedging effect	**251**	-	-	-	251	-	-
Over-/underlift	**24**	109	(85)	-	-	-	-
Gain/loss on sale of assets	**(655)**	(655)	-	-	-	-	(0)
Adjusted total revenues and other income	**43,337**	23,321	1,911	1,541	42,858	13	(26,307)
Purchases [net of inventory variation]	**(13,592)**	(0)	(22)	-	(40,253)	-	26,683
Adjusting items	**(377)**	-	-	-	171	-	(548)
Operational storage effects	**171**	-	-	-	171	-	-
Eliminations	**(548)**	-	-	-	-	-	(548)
Adjusted purchases [net of inventory variation]	**(13,969)**	(0)	(22)	-	(40,081)	-	26,135
Operating and administrative expenses	**(2,614)**	(963)	(427)	(254)	(1,097)	(68)	194
Adjusting items	**(43)**	(22)	(15)	(0)	(17)	10	-
Over-/underlift	**(36)**	(22)	(15)	-	-	-	-
Gain/loss on sale of assets	**10**	-	-	(0)	-	10	-
Provisions	**(17)**	-	-	-	(17)	-	-
Adjusted operating and administrative expenses	**(2,657)**	(984)	(442)	(254)	(1,114)	(58)	194
Depreciation, amortisation and net impairments	**(1,049)**	(1,143)	(349)	(199)	680	(1)	(38)
Adjusting items	**(1,069)**	-	(0)	(178)	(891)	-	-
Impairment	**79**	-	(0)	-	79	-	-
Reversal of Impairment	**(1,148)**	-	-	(178)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(2,118)**	(1,143)	(349)	(377)	(211)	(1)	(38)
Exploration expenses	**(275)**	(114)	(157)	(4)	-	-	-
Adjusting items	**(17)**	-	(0)	(17)	-	-	-
Impairment	**9**	-	(0)	9	-	-	-
Reversal of Impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(292)**	(114)	(157)	(21)	-	-	-
Net operating income/(loss)	**26,103**	21,813	813	1,084	1,916	(56)	533
Sum of adjusting items	**(1,802)**	(735)	129	(195)	(464)	10	(548)
Adjusted earnings/(loss)	**24,301**	21,079	942	889	1,452	(46)	(15)
Tax on adjusted earnings	**(17,585)**	(16,356)	(301)	(21)	(929)	14	9
Adjusted earnings/(loss) after tax	**6,715**	4,723	641	868	523	(32)	(6)

Items impacting net operating income/(loss) in the third quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	**23,264**	9,618	1,283	886	22,794	7	(11,324)
Adjusting items	**869**	(95)	105	-	864	(1)	(3)
Changes in fair value of derivatives	**71**	(44)	-	-	115	-	-
Periodisation of inventory hedging effect	**748**	-	-	-	748	-	-
Operating and administrative expenses	**1**	-	-	-	-	1	-
Over-/underlift	**60**	(50)	110	-	-	-	-
Gain/loss on sale of assets	**(11)**	-	(5)	-	-	(2)	(3)
Adjusted total revenues and other income[1]	**24,134**	9,524	1,388	886	23,658	6	(11,327)
Purchases [net of inventory variation]	**(9,052)**	0	(6)	(0)	(20,290)	-	11,244
Adjusting items	**(75)**	-	-	-	(42)	-	(33)
Operational storage effects	**(42)**	-	-	-	(42)	-	-
Eliminations	**(33)**	-	-	-	-	-	(33)
Adjusted purchases [net of inventory variation]	**(9,127)**	0	(6)	(0)	(20,332)	-	11,211
Operating and administrative expenses[1]	**(2,386)**	(1,064)	(349)	(221)	(874)	(33)	154
Adjusting items	**(78)**	(18)	(32)	16	(44)	-	-
Over-/underlift	**(50)**	(18)	(32)	-	-	-	-
Gain/loss on sale of assets	**16**	-	-	16	-	-	-
Provisions	**(44)**	-	-	-	(44)	-	-
Adjusted operating and administrative expenses[1]	**(2,464)**	(1,081)	(381)	(205)	(918)	(33)	154
Depreciation, amortisation and net impairments[1]	**(2,034)**	(537)	(383)	(374)	(696)	(1)	(43)
Adjusting items	**(531)**	(975)	(53)	11	485	-	-
Impairment	**543**	-	-	58	485	-	-
Reversal of impairment	**(1,075)**	(975)	(53)	(47)	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(2,565)**	(1,512)	(436)	(363)	(211)	(1)	(43)
Exploration expenses	**(226)**	(169)	(11)	(46)	-	-	0
Adjusting items	**19**	0	2	16	-	-	-
Impairment	**41**	0	2	39	-	-	-
Reversal of impairment	**(22)**	-	-	(22)	-	-	-
Adjusted exploration expenses	**(207)**	(168)	(9)	(30)	-	-	0
Net operating income/(loss)[1]	**9,567**	7,849	535	244	935	(27)	31
Sum of adjusting items	**204**	(1,087)	22	44	1,263	(1)	(36)
Adjusted earnings/(loss)[1]	**9,771**	6,762	556	288	2,197	(28)	(5)
Tax on adjusted earnings	**(6,994)**	(5,064)	(178)	(3)	(1,758)	6	2
Adjusted earnings/(loss) after tax[1]	**2,777**	1,699	378	285	439	(22)	(3)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Items impacting net operating income/(loss) in the second quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**36,459**	16,712	1,838	1,629	36,012	15	(19,748)
Adjusting Items	**(144)**	(221)	118	-	(41)	0	-
Changes in fair value of derivatives	**(34)**	-	40	-	(74)	-	-
Periodisation of inventory hedging effect	**42**	-	-	-	42	-	-
Over-/underlift	**(144)**	(221)	78	-	-	-	-
Gain/loss on sale of assets	**(9)**	-	-	-	(9)	-	-
Adjusted total revenues and other income	**36,315**	16,491	1,956	1,629	35,971	16	(19,748)
Purchases [net of inventory variation]	**(13,851)**	0	(36)	(0)	(33,379)	-	19,564
Adjusting Items	**(34)**	-	-	-	(50)	-	16
Operational storage effects	**(50)**	-	-	-	(50)	-	-
Eliminations	**16**	-	-	-	-	-	16
Adjusted purchases [net of inventory variation]	**(13,885)**	0	(36)	(0)	(33,429)	-	19,580
Operating and administrative expenses	**(2,404)**	(984)	(370)	(244)	(956)	(56)	206
Adjusting Items	**15**	70	(3)	4	(56)	-	-
Over-/underlift	**60**	70	(10)	-	-	-	-
Other adjustments	**6**	-	6	-	-	-	-
Gain/loss on sale of assets	**4**	-	0	4	-	-	-
Provisions	**(56)**	-	-	-	(56)	-	-
Adjusted operating and administrative expenses	**(2,390)**	(914)	(373)	(240)	(1,012)	(56)	206
Depreciation, amortisation and net impairments	**(2,140)**	(1,202)	(315)	(362)	(221)	(1)	(39)
Adjusting Items	**(9)**	(0)	(9)	-	-	-	-
Impairment	**(9)**	-	(9)	-	-	-	-
Adjusted depreciation, amortisation and net impairments	**(2,149)**	(1,203)	(324)	(362)	(221)	(1)	(39)
Exploration expenses	**(331)**	(45)	(135)	(151)	-	-	-
Adjusting Items	**30**	0	24	5	-	-	-
Impairment	**30**	0	24	5	-	-	-
Adjusted exploration expenses	**(301)**	(44)	(111)	(146)	-	-	-
Net operating income/(loss)	**17,733**	14,482	982	872	1,456	(42)	(17)
Sum of adjusting items	**(143)**	(152)	130	10	(146)	0	16
Adjusted earnings/(loss)	**17,590**	14,330	1,111	881	1,310	(42)	(1)
Tax on adjusted earnings	**(12,590)**	(11,121)	(405)	(21)	(1,050)	7	(1)
Adjusted earnings/(loss) after tax	**5,000**	3,210	707	861	259	(34)	(1)

Items impacting net operating income/(loss) in the first nine months of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene- wables	Other
Total revenues and other income	**116,486**	59,200	5,057	4,440	114,514	146	(66,872)
Adjusting items	**(122)**	(726)	661	-	30	(87)	(1)
Changes in fair value of derivatives	**255**	(321)	583	-	(7)	-	-
Periodisation of inventory hedging effect	**46**	-	-	-	46	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**329**	251	78	-	-	-	-
Gain/loss on sale of assets	**(752)**	(655)	-	-	(9)	(87)	(1)
Adjusted total revenues and other income	**116,364**	58,475	5,719	4,440	114,544	60	(66,873)
Purchases [net of inventory variation]	**(40,953)**	0	(31)	(0)	(107,920)	-	66,999
Adjusting items	**(682)**	-	-	-	(60)	-	(622)
Operational storage effects	**(60)**	-	-	-	(60)	-	-
Eliminations	**(622)**	-	-	-	-	-	(622)
Adjusted purchases [net of inventory variation]	**(41,635)**	0	(31)	(0)	(107,980)	-	66,377
Operating and administrative expenses	**(7,289)**	(2,762)	(1,187)	(719)	(2,976)	(165)	520
Adjusting items	**(208)**	(20)	(51)	3	(150)	10	-
Over-/underlift	**(77)**	(20)	(57)	-	-	-	-
Other adjustments	**6**	-	6	-	-	-	-
Gain/loss on sale of assets	**14**	-	0	3	-	10	-
Provisions	**(150)**	-	-	-	(150)	-	-
Adjusted operating and administrative expenses	**(7,497)**	(2,782)	(1,238)	(715)	(3,127)	(155)	520
Depreciation, amortisation and net impairments	**(5,207)**	(2,945)	(2,041)	(348)	247	(3)	(116)
Adjusting items	**(1,393)**	(821)	1,030	(711)	(891)	-	-
Impairment	**1,109**	-	1,030	-	79	-	-
Reversal of impairment	**(2,502)**	(821)	-	(711)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(6,600)**	(3,767)	(1,011)	(1,059)	(644)	(3)	(116)
Exploration expenses	**(809)**	(265)	(373)	(172)	-	-	(0)
Adjusting items	**59**	4	65	(11)	-	-	-
Impairment	**85**	4	65	15	-	-	-
Reversal of impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(751)**	(260)	(308)	(183)	-	-	-
Net operating income/(loss)	**62,228**	53,228	1,425	3,201	3,864	(21)	531
Sum of adjusting items	**(2,346)**	(1,563)	1,706	(718)	(1,072)	(77)	(623)
Adjusted earnings/(loss)	**59,881**	51,665	3,131	2,483	2,792	(98)	(93)
Tax on adjusted earnings	**(42,986)**	(40,078)	(940)	(55)	(1,972)	23	36
Adjusted earnings/(loss) after tax	**16,895**	11,587	2,191	2,428	820	(74)	(57)

Items impacting net operating income/(loss) in the first nine months of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	**58,316**	21,678	3,814	2,847	55,574	1,390	(26,987)
Adjusting Items	**(1,065)**	(259)	93	-	485	(1,380)	(3)
Changes in fair value of derivatives	**27**	(64)	-	-	91	-	-
Periodisation of inventory hedging effect	**394**	-	-	-	394	-	-
Impairment from associated companies	**4**	-	-	-	-	4	-
Over-/underlift	**(40)**	(196)	156	-	-	-	-
Gain/loss on sale of assets	**(1,393)**	-	(5)	-	-	(1,385)	(3)
Provisions	**(57)**	-	(57)	-	-	-	-
Adjusted total revenues and other income[1]	**57,252**	21,419	3,907	2,847	56,060	9	(26,990)
Purchases [net of inventory variation]	**(23,617)**	0	(21)	(0)	(49,914)	-	26,319
Adjusting Items	**(112)**	-	-	-	(233)	-	121
Operational storage effects	**(233)**	-	-	-	(233)	-	-
Eliminations	**121**	-	-	-	-	-	121
Adjusted purchases [net of inventory variation]	**(23,729)**	0	(21)	(0)	(50,148)	-	26,441
Operating and administrative expenses[1]	**(6,875)**	(2,652)	(1,010)	(842)	(2,782)	(105)	517
Adjusting Items	**(50)**	27	(53)	31	(54)	-	-
Over-/underlift	**(29)**	25	(53)	-	-	-	-
Change in accounting policy	**(23)**	2	-	-	(25)	-	-
Gain/loss on sale of assets	**31**	-	-	31	-	-	-
Provisions	**(29)**	-	-	-	(29)	-	-
Adjusted operating and administrative expenses[1]	**(6,924)**	(2,625)	(1,064)	(812)	(2,836)	(105)	517
Depreciation, amortisation and net impairments[1]	**(6,942)**	(3,116)	(1,044)	(1,248)	(1,399)	(2)	(132)
Adjusting Items	**(510)**	(1,102)	(191)	39	744	-	-
Impairment	**1,166**	276	59	86	744	-	-
Reversal of impairment	**(1,675)**	(1,379)	(250)	(47)	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(7,451)**	(4,218)	(1,235)	(1,209)	(655)	(2)	(132)
Exploration expenses	**(798)**	(294)	(349)	(156)	-	-	0
Adjusting Items	**148**	7	101	40	-	-	-
Impairment	**171**	7	101	62	-	-	-
Reversal of impairment	**(22)**	-	-	(22)	-	-	-
Adjusted exploration expenses	**(650)**	(286)	(248)	(116)	-	-	0
Net operating income/(loss)[1]	**20,085**	15,617	1,389	600	1,479	1,283	(283)
Sum of adjusting items	**(1,588)**	(1,327)	(50)	110	942	(1,380)	118
Adjusted earnings/(loss)[1]	**18,497**	14,290	1,339	710	2,421	(98)	(165)
Tax on adjusted earnings	**(12,853)**	(10,510)	(489)	(3)	(1,911)	15	45
Adjusted earnings/(loss) after tax[1]	**5,644**	3,780	850	707	510	(83)	(119)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments

Adjusted earnings after tax* by reporting segment

(in USD million)	Q3 2022			Quarters Q2 2022			Q3 2021		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1]	21,079	(16,356)	4,723	14,330	(11,121)	3,210	6,762	(5,064)	1,699
E&P International[1]	942	(301)	641	1,111	(405)	707	556	(178)	378
E&P USA	889	(21)	868	881	(21)	861	288	(3)	285
MMP[1]	1,452	(929)	523	1,310	(1,050)	259	2,197	(1,758)	439
REN	(46)	14	(32)	(42)	7	(34)	(28)	6	(22)
Other[1]	(15)	9	(6)	(1)	(1)	(1)	(5)	2	(3)
Equinor group	24,301	(17,585)	6,715	17,590	(12,590)	5,000	9,771	(6,994)	2,777
Effective tax rates on adjusted earnings			72.4%			71.6%			71.6%

1) Q3 2021 is restated due to implementation of IFRS 16 in the segments.

(in USD million)	First nine months 2022			2021		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1]	51,665	(40,078)	11,587	14,290	(10,510)	3,780
E&P International[1]	3,131	(940)	2,191	1,339	(489)	850
E&P USA	2,483	(55)	2,428	710	(3)	707
MMP[1]	2,792	(1,972)	820	2,421	(1,911)	510
REN	(98)	23	(74)	(98)	15	(83)
Other[1]	(93)	36	(57)	(165)	45	(119)
Equinor group	59,881	(42,986)	16,895	18,497	(12,853)	5,644
Effective tax rates on adjusted earnings			71.8%			69.5%

1) First nine months of 2021 are restated due to implementation of IFRS 16 in the segments.

Reconciliation of adjusted earnings after tax to net income

Q3 2022	Quarters Q2 2022	Q3 2021	Reconciliation of adjusted earnings after tax to net income (in USD million)		First nine months 2022	2021
26,103	17,733	9,567	Net operating income/(loss)	A	**62,228**	20,085
17,906	13,075	7,880	Income tax less tax on net financial items	B	**43,554**	13,768
8,196	4,658	1,687	Net operating income after tax	C = A-B	**18,674**	6,317
(1,802)	(143)	204	Items impacting net operating income/(loss)[1]	D	**(2,346)**[2]	(1,588)
(321)	(485)	(886)	Tax on items impacting net operating income/(loss)	E	**(567)**[2]	(915)
6,715	5,000	2,777	Adjusted earnings after tax*	F = C+D-E	**16,895**[2]	5,644
1,053	2,023	(536)	Net financial items	G	**1,907**	(1,637)
121	81	258	Tax on net financial items	H	**265**	526
9,371	6,762	1,409	Net income/(loss)	I = C+G+H	**20,847**	5,206

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Q3 2022	Quarters Q2 2022	Q3 2021	Change Q3 on Q3	Adjusted exploration expenses* (in USD million)	First nine months 2022	2021	Change
102	121	108	(6%)	E&P Norway exploration expenditures	**350**	408	(14%)
172	115	12	>100%	E&P International exploration expenditures	**331**	272	21%
23	26	31	(28%)	E&P USA exploration expenditures	**99**	77	28%
296	263	151	96%	Group exploration expenditures	**780**	757	3%
15	58	62	(76%)	Expensed, previously capitalised exploration expenditures	**100**	21	>100%
(19)	(19)	(6)	>100%	Capitalised share of current period's exploration activity	**(129)**	(129)	0%
(17)	30	19	N/A	Impairment (reversal of impairment)	**59**	148	(60%)
275	331	226	22%	Exploration expenses according to IFRS	**809**	798	1%
17	(30)	(19)	N/A	Items impacting net operating income/(loss)[1]	**(59)**	(148)	(60%)
292	301	207	41%	Adjusted exploration expenses*	**751**	650	15%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2022	At 31 December 2021
Shareholders' equity		42,706	39,010
Non-controlling interests		8	14
Total equity	A	42,714	39,024
Current finance debt and lease liabilities		6,235	6,386
Non-current finance debt and lease liabilities		25,792	29,854
Gross interest-bearing debt	B	32,028	36,239
Cash and cash equivalents		23,348	14,126
Current financial investments		20,995	21,246
Cash and cash equivalents and financial investment	C	44,342	35,372
Net interest-bearing debt [9]	B1 = B-C	(12,315)	867
Other interest-bearing elements [1]		8,950	2,369
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	(3,365)	3,236
Lease liabilities		3,483	3,562
Net interest-bearing debt adjusted*	B3	(6,848)	(326)
Calculation of capital employed*			
Capital employed	A+B1	30,400	39,891
Capital employed adjusted, including lease liabilities	A+B2	39,350	42,259
Capital employed adjusted	A+B3	35,867	38,697
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	(40.5%)	2.2%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	(8.6%)	7.7%
Net debt to capital employed adjusted	(B3)/(A+B3)	(19.1%)	(0.8%)

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations,; the decision to stop new investments into Russia and trading in Russian oil; estimates regarding tax payments; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas emissions; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding returns from Equinor's oil and gas portfolio; plans to develop fields and increase gas exports; plans for renewables production capacity and investments in renewables; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price and refinery assumptions; organic capital expenditures through 2025; expectations and estimates regarding production and execution of projects; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia's invasion of Ukraine; our subsequent decision to stop new investments into Russia and exiting our Russian joint ventures; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of supply chain disruptions; health, safety and environmental risks; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report and in Equinor's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's 2021 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

7. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.